

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

September 16, 2009

Mr. Thomas J. Bolan
Acting Chief Financial Officer
KL Energy Corporation
306 East Saint Joseph Street, Suite 200
Rapid City, SD 57701

> **RE:** **Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008**
> **Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009**
> **File No. 0-52773**

Dear Mr. Bolan:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operation, page 29</u>

<u>Critical Accounting Policies and Estimates, page 29</u>

<u>Long-Lived Assets, page 29</u>

2. You assess the realizable value of long-lived assets for potential impairment at least annually or when events and circumstances warrant such a review.   In assessing the recoverability of long-lived assets, you make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. Given that property, plant, and equipment represents 76% of your total assets at December 31, 2008 and 79% of your total assets at June 30, 2009, please expand your disclosures to provide additional insight on your considerations of whether property, plant, and equipment could be impaired. Please disclose how you determine when long-lived assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances. Please discuss the significant estimates and assumptions used to determine estimated future cash flows and fair value, including what consideration you gave to your repeated losses as well as net cash used in operating activities.

<u>Item 15 – Exhibits, page 37</u>

<u>Financial Statements, page F-1</u>

<u>Consolidated Statement of Shareholders' Deficit, page F-7</u>

3. Please separately present each component of members' contribution in separate columns in a similar manner to your presentation of each component of stockholders' deficit on the face of your statement. This should include the number of units and any corresponding amount such as a par value associated with the units as well as the amounts paid in excess of the par value. These amounts could be presented in the same columns as the components of stockholder's equity with the headings renamed as necessary. For example, the column heading for the number of shares could be revised to become shares/units. The historical number of units and corresponding amount should then be retroactively restated in a similar manner to a stock split based on the exchange ratio. For example, if one unit of KL Process Design Group, Inc. was exchanged for 10 shares of KL Energy Corporation common stock, the historical number of units should be multiplied by 10. Any difference in par values should be offset to additional paid-in capital.

4. Please separately present each component of the line item described as conversion of equity in reverse merger acquisition. It appears that this line item includes the shares which were retained by the original shareholders of KL Energy Corporation. This component as well as any additional components should be presented separately as a line item.

5. Please tell us how you arrived at your weighted average common shares outstanding for each period presented. It does not appear that the shares retained by the original shareholders of KL Energy Corporation are reflected in weighted average common shares as being only outstanding since the merger date, which was September 30, 2008.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

General

6. Please address the above comments in your interim filings as well, as applicable.

Item 1 – Financial Statements

Note 4 – Operations, page 17

Discontinued Operations, page 17

7. Please disclose the carrying amounts of the major classes of liabilities included as part of discontinued operations for each period presented. Please also disclose the amounts of revenue reported in discontinued operations for each period presented. See paragraphs 47(a) and (c) of SFAS 144.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief